Teva Receives FDA Priority Review for First Line Use of TRISENOX® (arsenic trioxide) in Patients with Low to Intermediate Risk Acute Promyelocytic Leukemia (APL)

JERUSALEM — September 12, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today the U.S. Food and Drug Administration (FDA) has accepted for review the company’s supplemental New Drug Application (sNDA) for the use of TRISENOX® (arsenic trioxide) injection in combination with all-trans retinoic acid (ATRA) for induction of remission and consolidation in patients with newly diagnosed low or intermediate risk acute promyelocytic leukemia (APL) whose APL is characterized by the presence of the t(15;17) translocation or PML/RAR-alpha gene expression.

Currently, TRISENOX® is indicated for induction of remission and consolidation in patients with acute promyelocytic leukemia (APL) who are refractory to, or have relapsed from, retinoid and anthracycline chemotherapy, and whose APL is characterized by the presence of the t(15;17) translocation or PML/RAR-alpha gene expression.

“With over 15 years of clinical experience, TRISENOX® is an important treatment option for APL patients,” said Paul Rittman, Senior Vice President and General Manager, Teva Oncology. “Teva is committed to providing solutions that advance cancer care. We are very pleased that the FDA has accepted the sNDA for priority review as it brings us one step closer to expanding the label for TRISENOX® to include use in combination with ATRA for patients with newly diagnosed low to intermediate risk APL.”

The FDA has accepted the sNDA for priority review with regulatory action expected in the first quarter of 2018. FDA grants priority review to applications for drugs or biologics intended to treat serious conditions and address unmet medical needs.The sNDA filing includes data from published scientific literature and a review of Teva’s global safety database for arsenic trioxide.

Please see full accompanying Prescribing Information and safety information including Boxed Warning regarding: APL differentiation syndrome, cardiac conduction abnnormalities, and electrolyte monitoring.

TRISENOX® (arsenic trioxide) Injection

Indications

TRISENOX® is indicated for induction of remission and consolidation in patients with acute promyelocytic leukemia (APL) who are refractory to, or have relapsed from, retinoid and anthracycline chemotherapy, and whose APL is characterized by the presence of the t(15;17) translocation or PML/RAR-alpha gene expression.

Important Safety Information for TRISENOX® (arsenic trioxide) Injection

Contraindications: TRISENOX is contraindicated in patients who are hypersensitive to arsenic.

APL Differentiation Syndrome: Nine of 40 patients with APL treated with TRISENOX, at a dose of 0.15 mg/kg, experienced the APL differentiation syndrome.

Cardiac Conduction Abnormalities: Torsade de Pointes, Complete Heart Block, and QT Prolongation: Sixteen of 40 patients (40%) had at least one ECG tracing with a QTc interval greater than 500 msec. Prolongation of the QTc was observed between 1 and 5 weeks after TRISENOX infusion, and then returned towards baseline by the end of 8 weeks after TRISENOX infusion. Monitor ECG weekly and more frequently for clinically unstable patients. For QTc greater than 500 msec, complete corrective measures and reassess the QTc with serial ECGs prior to initiating TRISENOX. During TRISENOX therapy, maintain potassium concentrations above 4 mEq/L and magnesium concentrations above 1.8 mg/dL. Reassess patients who reach an absolute QT interval value > 500 msec and immediately correct concomitant risk factors, if any, while the risk/benefit of continuing versus suspending TRISENOX therapy should be considered. The risk may be increased when TRISENOX is coadministered with medications that can lead to electrolyte abnormalities (such as diuretics or amphotericin B).

Carcinogenesis: The active ingredient of TRISENOX, arsenic trioxide, is a human carcinogen. Monitor patients for the development of second primary malignancies.

Embryo-Fetal Toxicity: TRISENOX can cause fetal harm when administered to a pregnant woman. One patient who became pregnant while receiving arsenic trioxide had a miscarriage. Advise pregnant women of the potential risk to a fetus. Advise females and males of reproductive potential to use effective contraception during and after treatment with TRISENOX.

Lactation: TRISENOX is excreted in human milk. Because of the potential for serious adverse reactions in nursing infants, discontinue breastfeeding during treatment with TRISENOX.

Laboratory Tests: Electrolyte and glucose levels, as well as hepatic, renal, hematologic, and coagulation profiles should be monitored at least twice weekly, and more frequently for clinically unstable patients during the induction phase and at least weekly during the consolidation phase.

Drug Interactions: Avoid the concomitant use of TRISENOX with medications that can prolong the QT/QTc interval or those that can lead to electrolyte abnormalities. Concomitant use of drugs that can prolong the QT/QTc interval with TRISENOX may increase the risk of serious QT/QTc interval prolongation. Electrolyte abnormalities increase the risk of serious QT/QTc interval prolongation. Monitor ECGs and electrolytes more frequently in patients who are unable to avoid concomitant use of these medications and TRISENOX.

Pediatric Use: In a pediatric study, the toxicity profile observed in 13 pediatric patients with APL between the ages of 4 and 20 receiving TRISENOX was similar to that observed in adult patients. Additional drug-related toxicities reported included: gastrointestinal disorders, metabolic and nutrition disorders, respiratory disorders, cardiac failure congestive, neuralgia, and enuresis. One case each of pulmonary edema and caecitis were considered serious reactions. No children less than 4 years of age were enrolled in the trial due to the rarity of APL in this age group.

Patients with Renal Impairment: Exposure of arsenic trioxide may be higher in patients with severe renal impairment. Patients with severe renal impairment (creatinine clearance less than 30 mL/min) should be monitored for toxicity when these patients are treated with TRISENOX, and a dose reduction may be warranted. The use of TRISENOX in patients on dialysis has not been studied.

Patients with Hepatic Impairment: Since limited data are available across all hepatic impairment groups, caution is advised in the use of TRISENOX in patients with hepatic impairment. Monitor patients with severe hepatic impairment (Child-Pugh Class C) who are treated with TRISENOX for toxicity.

Most Common Adverse Reactions: Most patients experienced some drug related toxicity, most commonly leukocytosis, gastrointestinal (nausea, vomiting, diarrhea, and abdominal pain), fatigue, edema, hyperglycemia, dyspnea, cough, rash or itching, headaches, and dizziness. These adverse effects have not been observed to be permanent or irreversible nor do they usually require interruption of therapy.

TO REPORT SIDE EFFECTS: Contact us at 1-800-896-5855 or USMedinfo@tevapharma.com

Please see Full Prescribing Information for TRISENOX® (arsenic trioxide) Injection

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding TRISENOX®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

challenges inherent in uncertainty of obtaining regulatory approvals;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks; and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

# # #